Exhibit 12.1

WAL-MART STORES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Year
	July 31,	July 31,	2008	2007	2006	2005	2004
	2008	2007
Income from continuing operations before income taxes and minority interest	$10,153	$9,312	$20,140	$18,954	$17,514	$16,289	$14,396
Capitalized interest	(48)	(72)	(150)	(182)	(157)	(120)	(144)
Minority interest	(252)	(206)	(406)	(425)	(324)	(249)	(214)
Adjusted income before income taxes	9,853	9,034	19,584	18,347	17,033	15,920	14,038
Fixed Charges:
Interest *	1,133	1,048	2,267	2,009	1,603	1,326	1,150
Interest component of rent	205	209	464	368	328	319	306
Total fixed charges	1,338	1,257	2,731	2,377	1,931	1,645	1,456
Income from continuing before income taxes and fixed charges	$11,191	$10,291	$22,315	$20,724	$18,964	$17,565	$15,494
Ratio of earnings to fixed charges (times)	8.4	8.2	8.2	8.7	9.8	10.7	10.6

* Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation.  In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, the impact of our South Korean and German operations, disposed of in fiscal 2007, and the impact of our Gazeley operations disposed of in fiscal 2009, have been excluded for all periods presented.